Contact

www.linkedin.com/in/andy-williams-9756b546 (LinkedIn)

Top Skills

Soccer
Sports
Athletics

Andy Williams

Head Scout
Greensboro--Winston-Salem--High Point Area

Experience

Carolina Core FC
Head Scout
March 2023 - Present (7 months)
High Point, North Carolina, United States

FC Arizona
Technical Director
August 2021 - Present (2 years 2 months)
Chandler, Arizona, United States

Real Salt Lake
Head Scout
January 2012 - August 2022 (10 years 8 months)

Education

University of Rhode Island
· (1994 - 1998)

St. Georges College